Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the market in general that it is making the adjustments to the new rules for the financing of the debt balance of credit card bills in accordance with the terms that have been recently established by the National Monetary Council (“CMN”). In addition to complying with the rules established by the CMN, which change the dynamics of the financing of credit card bills as from April 3, Itaú Unibanco will start to apply revolving interest rate credit card similar to the current rates adopted for the installment credit.

“We are significantly reducing the revolving rate by, on average, 400 basis points. The highest drop will be of 700 basis points in relation to the prices applied today. The clients that use the revolving credit card and have a history of timely payments will have access to rates from 1.99% to 9.90% a month,” says Marcos Magalhães, Executive Officer of the Company’s credit card department.

In accordance with the CMN rules mentioned above, 30 days after using the revolving credit, in order to avoid a late payment, the client will mandatorily make the total payment of the bill and settle the debt balance or choose one of the following alternatives:

Minimum payment of the bill – if the client uses the revolving credit, in the next bill, the amount will be composed of the debt balance of the previous bills plus the minimum payment of the charges for the month and the minimum payment of the expenditures for the month.

Installment payment of the bill – since 2012, our clients can choose to pay for the total balance of the bill in up to 24 fixed installments subject to a lower interest rate than that for the minimum payment (revolving). In this case, the rates for the installment payment will also be reduced by around 200 basis points to between 0.99% and 8.90% a month.

Down payment for the financing – in order to offer an alternative that met the expectations of its clients, based on a card-use pattern and surveys, Itaú Unibanco created an option according to which the client chooses the amount they want to pay as a down payment (between the amount of the lowest installment amount offered for the installment payment of the bill and the minimum payment amount) and the remaining amount will be financed in 12 installments subject to the same rate as that offered for the installment payment of the bill.

“At Itaú, around 85% of the clients pay the total amount or make installment payments – the highest rate in the market. We believe that these measures may help increase this rate even further, control delinquency and support the reduction of the rates that we are carrying out now,” says Marcos Magalhães.

The Company takes this opportunity to reaffirm its commitment to the quality and transparency in the provision of services to its clients and to the creation of long-term value to its stockholders.

São Paulo (SP), March 8, 2017.

MARCELO KOPEL

Investor Relations Officer